As filed with the Securities and Exchange
Commission on February 21, 2003

Registration No. 333-47527

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. 5	[X]
AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

(Check appropriate box or boxes.)

Variable Life Separate Account I
(Exact Name of Registrant)

ReliaStar Life Insurance Company of New York
(Name of Depositor)

1000 Woodbury Road.
Woodbury, NY 11797
(Address of Depositor's Principal Executive Offices) (Zip Code)

1-800-233-1351
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford, Connecticut 06l56
(Name and Address of Agent for Service)

Kimberly J. Smith, Chief Counsel

ING Americas (U.S. Legal Services)

1475 Dunwoody Drive, West Chester, Pennsylvania 19380

Approximate date of proposed public offering: Continuous.

It is proposed that this filing will become effective (check appropriate box):
- [ ]   immediately upon filing pursuant to paragraph (b) of Rule 485
- [ ]   on May 1, 2003 pursuant to paragraph (b) of Rule 485
- [ ]   60 days after filing pursuant to paragraph (a)(1)
- [X]   on May 1, 2003 pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
- [ ]   This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

VARIABLE ESTATE DESIGN^{SM}
A SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company and its Variable Life Separate Account I

The Policy
- Is issued by ReliaStar Life Insurance Company of New York.
- Is returnable by you during the free look period if you are not satisfied.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the variable account and the fixed account, based on your instructions.
- Are subject to specified fees and charges.

The Policy Value
- Is the sum of your holdings in the fixed account, the variable account and the loan account.
- Has no guaranteed minimum value under the variable account. The value varies with the value of the sub-accounts you select.
- Has a minimum guaranteed rate of return for amounts in the fixed account.
- Is subject to specified fees and charges, including possible surrender charges.

Death Benefit Proceeds
- Are paid if your policy is in force when the surviving joint insured person dies.
- Are calculated under your choice of options until age 100 of the younger of the joint insured persons:
  ▷ Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A; or
  ▷ Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor described in Appendix A.
- Are equal to the base death benefit plus any rider benefits minus any outstanding policy loans, accrued loan interest and unpaid fees and charges.
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

The Fund Families
54 funds from the following fund families are available through the policy.
- AIM Variable Insurance Funds
- Alger American Funds
- American Funds Insurance Series
- Fidelity® Variable Insurance Products Funds
- ING Income Shares
- ING Investors Trust
- ING Partners, Inc.
- ING Variable Portfolios, Inc.
- ING Variable Products (VP) Trust
- Janus Aspen Series
- Neuberger Berman Advisers Management Trust
- OCC Accumulation Trust
- Pioneer Variable Contracts Trust
- Putnam Variable Trust

This prospectus describes what you should know before purchasing the Variable Estate Design^{SM} survivorship variable universal life insurance policy. Please read it carefully and keep it for future reference. A prospectus for each of the funds available through the policy must accompany and should be read together with this prospectus.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is NOT a bank deposit or obligation, insured by the FDIC or backed by any bank or government agency.

The date of this prospectus is May 1, 2003.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

"ReliaStar," "we," "us," "our" and the "company" refer to ReliaStar Life Insurance Company of New York. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the surviving joint insured person's lifetime.

You may contact us about the policy at our: **Customer Service Center**
P.O. Box 5033
2001 21st Avenue, N.W.
Minot, North Dakota 58703
1-877-886-5050
www.servicecenter@reliastar.com

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus which should be read carefully before you purchase the policy.

The Policy's Features and Benefits

Premium Payments **See Premium Payments, page 15.**	• You choose when to pay and how much to pay. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse. • We may refuse to accept any premium less than $25. • You cannot pay additional premiums after age 100 of the younger of the joint insured persons. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.
Free Look Period **See Free Look Period, page 16.**	• During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason. • The free look period is ten days from your receipt of the policy. • Upon cancellation of your policy during the free look period, you will receive a return of all premium we have received.

Death Benefits
 	
See *Death Benefits*, page 21.
	• Death benefits are paid if your policy is in force when the surviving joint insured person dies.
	• Until age 100 of the younger of the joint insured persons, the amount of the death benefit will depend on which death benefit option is in effect when the surviving joint insured person dies.
	• You may choose between one of two death benefit options:
	  ▷ Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A; or
	  ▷ Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor described in Appendix A.
	• After age 100 of the younger of the joint insured persons, the base death benefit under either option will the policy value.
	• We will reduce the death benefit proceeds payable under any death benefit option by any outstanding policy loans, accrued loan interest and unpaid fees and charges.
	• The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Death Benefit Guarantee **See Death Benefit Guarantee, page 24.**	• Generally, your policy will not lapse as long as your policy value minus any surrender charge, loan account value and unpaid fees and charges (the "surrender value") is enough to cover the periodic fees and charges, when due. • However, the policy has a death benefit guarantee which provides that the policy will not lapse even if the surrender value not enough to pay the periodic fees and charges, when due: ▷ The death benefit guarantee is standard on every policy. The length of the guarantee period is specified in your policy and is uniquely determined on a policy-by-policy

Death Benefit Guarantee (Continued)	basis and depends on the issue ages and risk classes of the joint insureds, the death benefit option and any optional rider benefits. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. There is no charge for this guarantee.
Temporary Insurance **See Temporary Insurance, page 16.**	• If you pay the minimum initial premium and qualify, we may issue temporary insurance coverage. • If both joint insured persons' ages are 69 or less, the maximum amount of temporary insurance coverage is $500,000; otherwise the maximum amount of temporary insurance coverage is $250,000.

Rider Benefits
 	
See *Additional Insurance Benefits*, page 25.
	• Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:
	  ▷ Optional rider benefits that you must select before they are effective; and
	  ▷ Rider benefits that automatically come with your policy.
	• In many cases, we deduct an additional monthly charge for these benefits.
	• Not all riders may be available under your policy.

Investment Options **See *The Investment Options*, page 12.**	• You may allocate your net premiums to the Variable Life Separate Account I (the "variable account") and our fixed account. • The variable account is one of our separate accounts and consists of sub-accounts which invest in corresponding funds. When you allocate premiums to a sub-account, we invest any net premiums in shares of the corresponding fund. • Your variable account value will vary with the investment performance of the funds and the charges we deduct from your variable account value. • The fixed account is part of our general account and consists of all of our assets other than those in our separate accounts (including the variable account) and loan account. • We credit interest of at least 4.00% per year on amounts allocated to the fixed account. • We may, in our sole discretion, credit interest in excess of 4.00%.
Transfers **See Transfers, page 31.**	• You currently may make an unlimited number of transfers between the sub-accounts and to the fixed account each policy year. We reserve the right, however, to limit you to 12 transfers each policy year, and transfers are subject to any other limits, conditions and restrictions that we or the funds whose shares are involved may impose. • There are certain restrictions on transfers from the fixed account. • We currently do not charge for transfers. We reserve the right, however, to charge up to $25 for each transfer in excess of 12 transfers in a policy year.
Asset Allocation Services **See Dollar Cost Averaging, page 32.** **See Automatic Rebalancing, page 32.**	• Dollar cost averaging is a systematic program of transferring policy values to selected investment options. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • You cannot participate in the automatic rebalancing and dollar cost averaging programs at the same time. • There is currently no charge to participate in the dollar cost averaging or automatic rebalancing programs, although we reserve the right to assess a charge in the future. • **Neither of these asset allocation services assure a profit nor do they protect you against a loss in a declining market.**

Loans See Loans, page 30.	• You may take loans against your policy's surrender value. We reserve the right to limit borrowing during the first policy year. • A loan must be at least $500. • When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. • We credit amounts held in the loan account with interest at an annual rate currently equal to 4.00%. • We also charge interest on loans. Interest is payable in advance and accrues daily at an annual rate of 5.66%. • After the tenth policy year, preferred loans are available. For preferred loans interest is payable in advance at an annual rate equal to 3.85% on the portion of your loan account that is not in excess of the policy value, minus the total of all premiums paid net of all partial withdrawals. • Loans reduce your policy's death benefit and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a tax adviser before taking a loan from your policy.
Partial Withdrawals See Partial Withdrawals, Page 34.	• After the first policy year, you may withdraw part of your policy's surrender value. • A partial withdrawal must be at least $500. • In policy years two through 15 you may not withdraw more than 20% of your surrender value. • We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. • Partial withdrawals reduce your policy's base death benefit and policy value. • Partial withdrawals may also have tax consequences, and you should consult with a tax adviser before taking a partial withdrawal from your policy.
Surrenders See Surrender, page 35.	• You may surrender your policy for its surrender value at any time before the death of the surviving joint insured person. • The surrender value of a policy is equal to the policy value minus any surrender charge, loan account value and unpaid fees and charges. • Surrender charges apply for 15 policy years and for 15 years after each increase in your insurance coverage. These surrender charges are level for the first five years and then decrease uniformly each month to zero at the end of the fifteenth policy or segment year. • The initial surrender charge rates vary depending on the gender, risk class and age of each of the joint insured persons at issue. Surrender charge rates for increases in your insurance coverage vary depending on the gender, risk class and age of each of the joint insured persons at the time of the increase. • The surrender charge is neither assessed upon nor reduced because of a requested decrease in your insurance coverage. • If the surrender charge exceeds the available cash value, there will be no proceeds paid to you on surrender. • All insurance coverage ends on the date we receive your surrender request. • If you surrender your policy, it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a tax adviser before surrendering your policy.
Reinstatement See Reinstatement, page 36.	• You may reinstate your policy and riders within five years of its lapse if you did not surrender your policy, you still own the policy and each joint insured person is still insurable. • You will need to pay the required reinstatement premium. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a tax adviser before reinstating your policy.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur. Consider, among others, the following matters.

Life Insurance Coverage	- The policy is not a short-term investment and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. - You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Investment Risk **See The Variable Account, page 13.**	- You should evaluate the policy's long-term investment potential and risks before purchasing a policy. - For amounts you allocate to the sub-accounts of the variable account: ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying funds; ▷ You assume the risk that your values may decline or not perform to your expectations; ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance; ▷ Each fund has various investment risks, and some funds are riskier than others; ▷ There is no assurance that any of the funds will achieve its stated investment objective; and ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding sub-account. - For amounts you allocate to the fixed account: ▷ Interest rates we declare will change over time; and ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum rate of 4.00%.
Fees and Charges **See *Fees and Charges*, page 17.**	- A policy's fees and charges reflect costs associated with its features and benefits. - Before purchasing a policy, compare the value that these various features and benefits have to you, given your particular circumstances, with the fees and charges associated with those features and benefits. - In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum monthly premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Lapse **See Lapse, page 35.**	- Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date: ▷ The death benefit guarantee is in effect; or ▷ Your surrender value is enough to pay the periodic fees and charges when due. - If you do not meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment. - If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse.

Exchanges See *Purchasing a Policy*, **page 15.**	• Replacing your existing life insurance policy(ies) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) with those of the policy described in this prospectus.

Taxation
 	
See TAX CONSIDERATIONS, **page 36.**
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:
	  ▷ Reduction in the amount of your insurance coverage;
	  ▷ Partial withdrawals;
	  ▷ Loans;
	  ▷ Surrender;
	  ▷ Lapse; and
	  ▷ Reinstatement.
	• In addition, if your policy is a modified endowment contract, a loan against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a qualified legal or tax adviser before you purchase a policy.**

Sales Compensation	• We pay compensation to broker/dealers who sell the policy. • Broker/dealers may be able to choose to receive compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy.
Other Products	• We and our affiliates offer other insurance products which may have different features, benefits, fees and charges. These other products may better match your needs. • Contact your agent/registered representative for information about these other products.

Fees and Charges

Transaction Fees and Charges The following table describes the fees and charges you will pay at the time you buy the policy, make a partial withdrawal, surrender the policy, transfer your policy value between investment options or make certain other transactions. **See *Fees and Charges* - Transaction Fees and Charges.**

Charge	When Deducted	Amount Deducted
Premium Expense Charge	• Deducted when you make a premium payment.	• 6.25% of each premium payment made in policy years 1 - 10. • 3.75% of each premium payment made in policy years 11+.
Partial Withdrawal Fee	• Deducted when you take a partial withdrawal.	• $10 - current. • $25- maximum
Surrender Charge[1]	• Deducted when you surrender or lapse your policy during the first 15 policy years (or 15 years from an increase in your insurance coverage).	• Minimum rates - $X.XX per $1,000 of insurance coverage. • Maximum rates - $X.XX per $1,000 of insurance coverage. • Rates for representative joint insured persons - $X.XX per $1,000 of insurance coverage. • The representative joint insured persons are a _____, age XX and a _____, age XX in the _____ risk class. • The surrender charge remains level for the first five years and then decreases uniformly each month to zero at the end of the fifteenth policy or segment year.
Transfer Charge	• Deducted each time you make a transfer between investment options.	• $ 0 - current. • $25 - maximum.
Excess Illustration Fee	• Deducted each time you request an illustration after the first each policy year.	• $ 0 - current. • $50 - maximum.
Excess Annual Policy Report Fee	• Deducted each time you request an annual policy report after the first each policy year.	• $ 0 - current. • $50 - maximum.

[1] The rates shown are for the first policy year. The surrender charge rates that apply to you depend on the gender, age and risk class of each joint insured person. The rates for the representative joint insured persons listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Periodic Fees and Charges The following table describes the fees and charges you will pay each month on the monthly processing date. **See *Fees and Charges* - Periodic Fees and Charges.**

Charge	When Deducted	Amount Deducted

Cost of Insurance Charge [2]	• On the monthly processing date.	• Minimum Rates per $1,000 of insurance coverage -
		  ▷ $X.XX - current.
		  ▷ $X.XX - guaranteed.
		• Maximum Rates per $1,000 of insurance coverage -
		  ▷ $X.XX - current.
		  ▷ $X.XX - guaranteed.
		• Rates for representative joint insured persons per $1,000 of insurance coverage -
		  ▷ $X.XX - current.
		  ▷ $X. XX - guaranteed.
		  ▷ The representative joint insured persons are a _____, age XX and a _____, age XX in the _____ risk class.

Administrative Charge	• On the monthly processing date.	• $7.50. • The product of $5 and the ratio (not to exceed 2.00) of (a) the Consumer Price Index (for all urban households) for the preceding September to (b) the Consumer Price Index for September 1985 - guaranteed.
Monthly Amount Charge [2]	• On the monthly processing date during the first 20 policy years (or for 20 years following an increase in your insurance coverage).	• Minimum rates - $X.XX per $1,000 of insurance coverage. • Maximum rates - $X.XX per $1,000 of insurance coverage. • Rates for representative joint insured persons - $X.XXX per $1,000 of insurance coverage. • The representative joint insured persons have an average age of XX.
Mortality & Expense Risk Charge	• On the monthly processing date.	• X.XX% (0.90% annually) of variable account value in policy years 1 - 10 - current. • X.XX% (0.25% annually) of variable account value in policy years 11+ - current. • X.XX% (1.20% annually) of variable account value in policy years 1 - 10 - guaranteed. • X.XX% (0.55% annually) of variable account value in policy years 11+ - guaranteed.

[2] The rates shown are for the first policy year. The cost of insurance rates and monthly amount charges that apply depend on the amount of insurance coverage and each joint insured person's age at issue (and age on the effective date of an increase in your insurance coverage for the monthly amount charge), gender and risk class and the cost of insurance rates generally increase each year after the first policy year. The rates for the representative joint insured persons listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Optional Rider Fees and Charges The following table describes the charges you will pay if you elect any of the optional rider benefits. **See *Fees and Charges* - Optional Rider Fees and Charges.**

Rider	When Deducted	Amount Deducted

Four Year Insurance Rider[3]	• On the monthly processing date.	• Minimum Rates per $1,000 of rider benefit -
		  ▷ $X.XX - current.
		  ▷ $X.XX - guaranteed.
		• Maximum Rates per $1,000 of rider benefit -
		  ▷ $X.XX - current.
		  ▷ $X.XX - guaranteed.
		• Rates for representative joint insured persons per $1,000 of insurance coverage -
		  ▷ $X.XX - current.
		  ▷ $X.XX - guaranteed.
		  ▷ The representative joint insured persons are a _____, age XX and a _____, age XX in the _____ risk class.

Survivorship Term Rider[3]	• On the monthly processing date.	• Minimum Rates per $1,000 of rider benefit -
		  ▷ $X.XX - current.
		  ▷ $X.XX - guaranteed.
		• Maximum Rates per $1,000 of rider benefit -
		  ▷ $X.XX - current.
		  ▷ $X.XX - guaranteed.
		• Rates for representative joint insured persons per $1,000 of insurance coverage -
		  ▷ $X.XX - current.
		  ▷ $X.XX - guaranteed.
		  ▷ The representative joint insured persons are a _____, age XX and a _____, age XX in the _____ risk class.

[3] The rates shown are for the first policy year. The rates for these riders depend on each joint insured person's age at issue, gender and risk class (where applicable) and generally increase each year after the first policy year. The rates for the representative joint insured persons listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

Fund Fees and Expenses The following table shows the minimum and maximum fees and expenses charged by any of the funds. These may change from year to year. You should review the fund prospectuses for details about the fees and charges specific to a particular fund. **See also *Fees and Charges* - Fund Fees and Expenses.**

Annual Fund Expenses (expenses deducted from fund assets)

	Minimum	Maximum
Total Gross Annual Fund Expenses[4]	X.XX%	X.XX%
Total Net Annual Fund Expenses[4,5]	X.XX%	X.XX%

[4] Total annual fund expenses include management fees, distribution (12b-1) fees and other expenses.

[5] The Total Net Annual Fund Expense figures take into account contractual arrangements that require reimbursement or waiver of certain fund fees and expenses.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
- Premium Expense Charge.

Net Premium
We allocate the net premium to the investment options you choose.

Fixed Account
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Variable Account
Amounts you allocate are held in sub-accounts of the variable account. The sub-accounts invest in the funds.

The funds deduct:
- Investment management fees.
- Other expenses.

Policy Value
Your policy value equals the sum of your fixed account, variable account and loan account values.

We deduct transaction fees and charges from your policy value:
- Partial Withdrawal Fee.
- Surrender Charge.
- Transfer Charge.
- Excess Illustration Fee.
- Excess Annual Report Fee.

Loan Account
Amount set aside as collateral for policy loans.

We deduct periodic fees and charges from your policy value:
- Cost of Insurance Charge.
- Administrative Charge.
- Monthly Amount Charge.
- Mortality and Expense Risk Charge.

Interest Credited
We credit interest on the amount held in the loan account.

Interest Charged
We charge interest on your loan amount.

We deduct fees and charges from your policy value for the optional rider benefits you select.

THE COMPANY, THE FIXED ACCOUNT
AND THE VARIABLE ACCOUNT

ReliaStar Life Insurance Company of New York

We are a stock life insurance company incorporated under the laws of the State of New York in 1917. Our headquarters is at 1000 Woodbury Road, Suite 102, P.O. Box 9004, Woodbury, New York 11797.

We are a wholly-owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands.

We are also a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include the fixed account and sub-accounts of the variable account. The investment performance of a policy depends on the performance of the investment options you choose.

The Fixed Account

You may allocate all or a part of your net premium and transfer your policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. This interest rate is never less than 4.00%. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The Variable Account

We established the ReliaStar Life Insurance Company of New York Variable Life Separate Account I on March 23, 1982, as one of our separate accounts under the laws of the State of New York. It is a unit investment trust, registered with the SEC under the 1940 Act.

We own all of the assets of the variable account. New York law provides, however, that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into sub-accounts. Each sub-account invests in a corresponding fund. When you allocate premium payments to a sub-account, you acquire accumulation units of that sub-account. You do not invest directly in or hold shares of the funds when you allocate premium payments to the sub-accounts of the variable account. **See Appendix B to this prospectus for a list of the funds available through the variable account along with information about each fund's investment adviser/subadviser, investment objective and total annual fund expenses.**

Each fund has its own investment objective and risks. Information about the risks associated with investing in the funds is located in their separate prospectuses. Read the fund prospectuses in conjunction with this prospectus, and retain the prospectuses for future reference.

A fund available through the policy may not be the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of a fund is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each sub-account's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each sub-account of your policy by dividing your variable account value in that sub-account by the net asset value of one share of the matching fund.

Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:
- Change the investment objective;
- Offer additional sub-accounts which will invest in funds we find appropriate for policies we issue;
- Eliminate sub-accounts;
- Combine two or more sub-accounts;
- Substitute a new fund for a fund in which a sub-account currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more sub-accounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account;
- Make any changes required by the 1940 Act or its rules or regulations; or
- Close a sub-account to new investments.

14 - Variable Estate Design^{SM}

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected sub-account to another sub-account or to the fixed account, you may do so free of charge. Just notify us at our customer service center.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our Variable Estate Design^{SM} survivorship variable universal life insurance policy. The policy provides death benefits, cash values and other features of traditional life insurance contracts.

Purchasing a Policy

To purchase a policy both individuals applying for coverage must submit an application to us. On that application both individuals will, among other things, select:
- The amount of insurance coverage (which generally must be at least $250,000);
- The initial death benefit option; and
- Any riders or optional benefits.

On the date coverage under the policy begins (the "policy date"), the persons on whose lives we issue the policy (the "joint insured persons") generally can be no more than age 85. "Age" under the policy means each joint insured person's age at the last birthday determined as of the beginning of each policy year. "Average age" under the policy means the sum of each joint insured person's age divided by two and rounded to the higher age. From time to time, we may accept an insured person whose age exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

You may request that we back-date the policy up to six months to allow the joint insured persons to give proof of a younger age for the purposes of your policy.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:
- We may refuse to accept any premium less than $25;
- You cannot pay additional premiums after age 100 of the younger of the insured persons;
- We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See *General Policy Provisions* -- Anti-Money Laundering.**

After we deduct the premium expense charge from your premium payments, we apply the remaining net premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your minimum initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Insurance coverage does not begin until we receive your minimum initial premium. The minimum initial premium is generally equal to at least the minimum premiums for the first three months. The minimum premium is based on monthly rates that vary according to each joint insured person's gender, risk class and age. Optional rider benefits have their own minimum premium rates. If you authorize premiums to be paid by electronic funds transfer, we will issue a policy upon receipt of the minimum premium for the first month and the required completed electronic funds transfer forms.

Your policy will indicate the minimum premium that applies to you. You are not required to pay the minimum premium, but payment of the minimum premium will keep your policy in force during the death benefit guarantee period. **See Death Benefit Guarantee. Payment of the minimum premium may or may not be enough to keep your policy in force beyond the death benefit guarantee period.**

Premium Payments Affect Your Coverage. During the death benefit guarantee period, the death benefit guarantee lasts only if your cumulative premium payments to the next monthly processing date, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments applicable to the guarantee. If they are not and your surrender value is not enough to pay the periodic fees and charges, when due, then your policy will enter the 61-day grace period and you must make a sufficient premium payment to avoid lapse. **See *Termination of Coverage* - Lapse.**

Allocation of Net Premium. We apply the initial net premium to your policy after all of the following conditions have been met:
- We receive the required initial minimum premium;
- All issue requirements have been received by our customer service center; and
- We approve your policy for issue.

We invest your initial net premium according to the premium allocation instructions specified on the application in whole percentages totaling 100%.

Free Look Period

During the free look period, you have the right to examine your policy and return it to us for a refund if you are not satisfied for any reason. The free look period is ten days from your receipt of the policy.

If you return your policy to us during the free look period, we will cancel it as of your policy date and send you a refund equal to a return of all premium we have received.

Temporary Insurance

In the policy form temporary insurance is referred to as "Conditional Receipt."

If you pay the minimum initial premium and qualify, we may issue you temporary insurance. If both joint insured persons' ages are 69 or less, the maximum amount of temporary insurance coverage $500,000; otherwise the maximum amount of temporary insurance coverage is $250,000.

Temporary insurance coverage begins when all of the following events have occurred:
- You have completed and signed our temporary insurance coverage form;
- All required medical examinations and tests have been completed within 60 days of the date of the temporary insurance coverage form;
- We determine that, as of the date of the required medical examinations and tests, the insured persons are insurable for the amount and plan applied for;
- We have received and accepted a premium payment of at least your minimum initial premium (selected on your application); and
- The necessary parts of the application are complete.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. **See Premium Payments - Allocation of Net Premium.**

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

Premium Expense Charge. We deduct a premium expense charge from each premium payment we receive. This charge is 6.25% of each premium payment during the first ten policy years and 3.75% thereafter.

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

Partial Withdrawal Fee. We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is currently $10, but we reserve the right to deduct up to $25 for each partial withdrawal. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Surrender Charge. We deduct a surrender charge during the first 15 policy years or the first 15 years after an increase in your insurance coverage when you:
- Surrender your policy; or
- Allow your policy to lapse.

The amount of the surrender charge depends on the surrender charge rates.

When you purchase a policy or increase your insurance coverage, we set surrender charge rates based on the gender, age and risk class of each joint insured person. The surrender charge remains level for the first five years and then decreases uniformly each month to zero at the end of the fifteenth policy or segment year. **See *Death Benefits* - Changes in the Amount of Your Insurance Coverage.** The rates that apply to you will be set forth in your policy. **See the *Fees and Charges* - Transaction Fees and Charges table for the minimum and maximum surrender charge rates and the rates for representative joint insured persons.**

In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.

This charge helps offset the expenses we incur in selling the policy.

Transfer Charge. We currently do not assess a charge for transfers between any of the investment options. We reserve the right, however, to charge up to $25 for each transfer in excess of 12 transfers in a policy year. Transfers associated with policy loans, the dollar cost averaging or automatic rebalancing programs or the exercise of conversion rights will not count as transfers when calculating any applicable transfer charge.

This charge helps offset the expenses we incur when processing transfers between investment options.

Excess Illustration Fee. We currently do not assess a fee, but we reserve the right to assess a fee of up to $50 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

Excess Annual Report Fee. We currently do not assess a fee, but we reserve the right to assess a fee of up to $50 for each annual report you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess annual reports.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

<table>
<tr><td>In the policy form the "monthly processing date" is referred to as the "Monthly Anniversary."</td></tr>
</table>

Cost of Insurance. The cost of insurance charge is equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:

- Your current base death benefit, discounted to take into account assumed X.XX% monthly interest earnings; and
- Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on each joint insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the policy year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. The rates that apply to you will be set forth in your policy. **See the *Fees and Charges - Periodic Fees and Charges table for the minimum and maximum cost of insurance rates and the rates for a representative joint insured person.***

Separate cost of insurance rates apply to each segment of your insurance coverage and your riders. The maximum rates for the initial and each new segment of your insurance coverage will be printed in your policy schedule pages.

The amount of your cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in the death benefit and the increasing ages of the joint insured persons. We calculate the net amount at risk separately for each segment of your insurance coverage.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that may be more than your account value.

Administrative Charge. The monthly administrative charge is $7.50 and is guaranteed not to exceed the product of $5 and the ratio (not to exceed 2.00) of (a) the Consumer Price Index (for all urban households) for the preceding September to (b) the Consumer Price Index for September 1985. This charge helps offset the costs we incur in administering the policy.

Monthly Amount Charge. During the first 20 policy years (and for 20 years following a requested increase in insurance coverage) we will deduct a monthly charge per $1,000 of insurance coverage. The monthly amount charge is based on the gender, risk class, amount of insurance coverage and the average age of the joint insured persons on the policy date and on each segment date, as appropriate. Any decrease in insurance coverage or any change in insurance coverage resulting from a change in the death benefit option will not affect the monthly amount charge.

The monthly amount charge compensates us for expenses relating to the distribution of the policy, including agents' commissions, advertising and the printing of the prospectus and sales literature for new sales of the policy. A portion of this charge may also contribute to company profits. **See the *Fees and Charges* - Periodic Fees and Charges table for the minimum and maximum monthly amount charge rates and the rates for a representative joint insured person.**

Mortality & Expense Risk Charge. During the first ten policy years, the monthly mortality and expense risk charge currently is X.XX% (0.90% annually) of your variable account value (guaranteed not to exceed an annual rate of 1.20%). After the tenth policy year, we currently anticipate that we will reduce this charge to X.XX% per month (0.25% annually); however, in no event will the mortality and expense risk charge exceed 0.55% annually for the duration of the policy.

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and operating the sub-accounts of the variable account are greater than we estimated.

Optional Rider Fees and Charges

There may be separate fees and charges for optional rider benefits. **See the *Fees and Charges* - Optional Rider Fees and Charges table and the *Additional Insurance Benefits* - Optional Rider Benefits section for more information about the optional rider benefits and the applicable fees and charges.**

Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:

- Certain groups or sponsored arrangements (including our employees, certain family members of our employees, our affiliates and our appointed sales agents);
- Corporate purchasers; or
- Our policyholders or the policyholders of our affiliated companies.

We will not unfairly discriminate in any waiver or reduction. These variations will be based on differences in costs or services.

Fund Fees and Expenses

A fund's fees and expenses are set by the fund and may change from year to year. They are deducted from the fund's assets and are not direct charges against a sub-account's assets or policy values. Rather, they are included when each underlying fund computes its net asset value, which is the share price used to calculate the unit values of the sub-accounts. **See the *Fees and Charges* - Fund Fees and Expenses table for the minimum and maximum fees and expenses of the funds available under the policy.**

For a more complete description of the funds' fees and expenses, see each fund's prospectus.

Each of the funds or their affiliates pays us compensation for recordkeeping, administration or other services. The amount of compensation is usually based on the aggregate assets of the fund from policies that we issue or administer. Some funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $250,000 of coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

> In the policy form the amount of insurance coverage you select is referred to as the "Face Amount."

You can combine the long-term advantages of permanent life insurance with the flexibility and short-term advantages of term life insurance through the policy. The base policy provides the permanent element of your coverage. A term insurance rider provides the term insurance element of your coverage.

It may be to your economic advantage to include part of your insurance coverage under a term insurance rider. A term insurance rider has no cash value, however, and provides no growth potential. Both the cost of insurance under a term insurance rider and the cost of insurance under the base policy are deducted monthly from your policy value and generally increase with the age of the joint insured persons.

Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, you may change the amount of your insurance coverage after the first policy year. We reserve the right to limit a change in the amount of your insurance coverage during the first four policy years. The change will be effective on the next monthly processing date after we receive your written request.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

Increases in the amount of your insurance coverage must be at least $5,000 and may be permitted until any joint insured person exceeds age 85.

A requested increase in insurance coverage will cause a new coverage segment to be created. Once we create a new segment, it is permanent unless law requires differently.

Each new segment will have:
- A new surrender charge;
- New cost of insurance charges, guaranteed and current;
- A new monthly amount charge;
- A new incontestability period;
- A new suicide exclusion period; and
- A new minimum premium.

In determining the net amount at risk for each coverage segment we allocate the policy value first to the initial segment and any excess to additional segments starting with the first.

You may not decrease the amount of your insurance coverage below $250,000. You cannot request a decrease in the amount of your insurance coverage more frequently than once every six months. Decreases in insurance coverage on policies will multiple coverage segments will be made in the following order:
(1) From the most recent segment;
(2) From the next more recent segments successively; and
(3) From the initial segment.

Decreases in insurance coverage may result in:
- A shortened death benefit guarantee period if a term insurance rider is attached;
- Reduced minimum premium amounts; and
- Reduced cost of insurance charges.

Decreases in insurance coverage will not result in reduced surrender or monthly amount charges.

We reserve the right to not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a tax adviser before changing your amount of insurance coverage. **See *Tax Status of the Policy* - Modified Endowment Contracts.**

Death Benefit Qualification Test

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of the guideline premium test.

The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A of this prospectus.

Death Benefit Options

There are two death benefit options available under the base policy before age 100 of the younger joint insured person. You choose the option you want when you apply for the policy, but you may change that choice after the fourth policy year.

Option 1. Under death benefit Option 1, the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit. In this case, your death benefit will vary as the policy value varies.

Option 2. Under death benefit Option 2, the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will vary as the policy value varies.

After age 100 of the younger of the joint insured persons, the base death benefit under all options will generally be your policy value.

Which Death Benefit Option to Choose. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option 2.

Changing Death Benefit Options. After the fourth policy year, you may change death benefit options once each policy year. Evidence of insurability is currently not required for death benefit option changes, but we reserve the right to require such evidence in the future.

Changing your death benefit option may reduce or increase your insurance coverage but will not change the amount of your base death benefit. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. On the effective date of your option change, your insurance coverage will change as follows:

> In the policy form death benefit "Option 1" is referred to as the "Level Amount Option" or "Option A" and death benefit "Option 2" is referred to as the "Variable Amount Option" or "Option B."

Change From:	Change To:	Insurance Coverage Following the Change:
Option 1	Option 2	• Your insurance coverage before the change minus your policy value as of the effective date of the change.
Option 2	Option 1	• Your insurance coverage before the change plus your policy value as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance if you have a term insurance rider. **See Optional Rider Benefits - Four Year Term Rider; Optional Rider Benefits - Survivorship Term Rider.**

Changing your death benefit option may have tax consequences. You should consult a tax adviser before making changes.

Death Benefit Proceeds

After the surviving joint insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:
- Your base death benefit; plus
- The amount of any rider benefits; minus
- Any outstanding policy loan with accrued loan interest; minus
- Any outstanding fees and charges incurred before the surviving joint insured person's death.

The death benefit is calculated as of the surviving joint insured person's death and will vary depending on the death benefit option you have chosen.

Death Benefit Guarantee

The policy has a death benefit guarantee which provides that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges each month.

In general, the two most significant benefits of the death benefit guarantee are:
- During the early policy years, the surrender value may not be enough to cover the periodic fees and charges due each month, so that the death benefit guarantee may be necessary to avoid lapse of the policy. This occurs when the surrender charge exceeds the policy value in these years. Likewise, if you request an increase in the amount of your insurance coverage, an additional surrender charge will apply for the 15 years following the increase, which could create a similar possibility of lapse as exists during the early policy years; and
- To the extent the surrender value declines due to poor investment performance of the funds or due to an additional surrender charge after a requested increase in the amount of your insurance coverage, the surrender value may not be sufficient even in later policy years to cover the periodic fees and charges due each month. Accordingly, the death benefit guarantee may be necessary in later policy years to avoid lapse of the policy.

The death benefit guarantee is standard on every policy. It provides a guarantee that your policy will not lapse during the guarantee period, provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. Your policy will specify the guarantee period. The death benefit guarantee period depends on the issue ages and premium classes of the joint insured persons, the death benefit option chosen and any additional insurance benefits attached by rider. Certain policy changes may also change the death benefit guarantee period.

You should consider the following factors in relation to the death benefit guarantee:
- The amount of the minimum premium for your policy will be set forth in your policy (see *Purchasing a Policy* - **Premium Payments);**
- The minimum premium for your policy is based on monthly rates that vary according to each insured person's gender, risk class and age;
- Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the death benefit guarantee by doing so; and
- Even if the death benefit guarantee terminates, your policy will not necessarily lapse (see *Termination of Coverage* - **Lapse**).

If you have not paid enough premium to maintain the death benefit guarantee as of any monthly processing date, we will send you notice of the premium payment required to keep the death benefit guarantee in force. If we do not receive the required premium payment within 61 days from the date of our notice, the death benefit guarantee will terminate.

You cannot reinstate a terminated death benefit guarantee.

Additional Insurance Benefits

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Contact your agent/registered representative for a list of riders and their availability.

Optional Rider Benefits

The following riders may have an additional cost, but you may cancel optional riders at any time. ***Adding or canceling riders may have tax consequences.*** **See TAX CONSIDERATIONS - Modified Endowment Contracts.**

Four-Year Term Rider. The term insurance rider provides a four year, level term insurance benefit if the surviving joint insured person dies during the first four policy years. You may apply for this rider only when you apply for the base policy.

You should consider the following factors when deciding whether to add the four year term rider to your policy:
- The current cost of insurance rates for this rider are different than those for the base policy (**see *Fees and Charges* - Optional Rider Fees and Charges**);
- The policy's monthly amount charge applies to coverage under this rider; and
- This rider does not have a surrender charge.

Survivorship Term Rider. Provides a level term insurance benefit payable on the death of the surviving joint insured person if death occurs prior to age 80 of the younger joint insured person.

You should consider the following factors when deciding whether to add the survivorship term rider to your policy:
- The current cost of insurance rates for this rider are different than those for the base policy (**see *Fees and Charges* - Optional Rider Fees and Charges**);
- This rider does not have a surrender charge; and
- The rider will shorten the death benefit guarantee period of the base policy.

By company practice, you can transfer your coverage under this rider to your base policy without evidence of insurability if your base death benefit is equal to your policy value multiplied by the appropriate factor in Appendix A or within 90 days prior to the rider's expiration date. Cost of insurance rates for this new coverage segment will be the same as the cost of insurance rates for the initial coverage segment, based on the rate class and duration of the term coverage. The monthly amount charge rates on the new coverage segment will be no higher than the monthly amount charge rates on the rider in the year prior to transfer.

Automatic Rider Benefits

The following rider benefits may come with your policy automatically, depending on the age and/or risk class of each joint insured person. There may be an additional charge if you choose to exercise any of these rider benefits, and exercising the benefits may have tax consequences. **See *Fees and Charges* - Optional Rider Fees and Charges.**

Policy Split Option Rider. The policy split option rider allows you, under certain circumstances, the opportunity to exchange your policy for two single life insurance policies. One single life policy will be issued on the life of each joint insured person. The new single life policies will be subject to the minimum and maximum coverage amounts and issue ages for the plan of insurance chosen. We may require evidence of insurability.

Unless law requires otherwise, you may use the policy split option within 90 days of the occurrence of any of the following events:
- A final divorce decree regarding the marriage of the joint insured persons;
- A dissolution of a business partnership of the joint insured persons; or
- A change in the federal estate tax laws which results in either:
  ▷ Elimination of the unlimited marital deduction; or
  ▷ A reduction by at least 50% the estate taxes payable upon death.

You should consider the following factors before requesting to exercise the policy split option:
- On the effective date of the policy split, the available death benefit under your policy will be divided between the two new single life policies. The death benefit of each new single life policy cannot be greater than 50% of the base policy's death benefit, not including riders;
- You may take less than the maximum death benefit amount available. If the total death benefit for the two new single life insurance policies is less than the total death benefit under the one policy before the split, there may be a surrender charge;
- On the effective date of the policy split, the policy value of the base policy will be divided equally and each portion will be applied as premiums to each of the new single life policies;
- The premiums for the new single life policies will be based on the age and rate class of each joint insured person on the effective date of the policy split. Premiums will be due for each new policy under the terms of the new policy;
- The new policy owner will be the joint insured person whose life is insured under the new single life policy, unless specified otherwise;
- The beneficiary for each single life policy will be the beneficiary named for the base policy, unless specified otherwise; and
- Exercising the policy split option may be treated as a taxable transaction. Moreover, two single life insurance policies could be treated as modified endowment contracts. **See** *Other Tax Matters* **- Policy Split Option Rider.**

There is no charge for this rider.

The tax consequences of exercising the policy split option are uncertain. You should consult a tax adviser as to those consequences. See *Other Tax Matters* **- Policy Split Option Rider.**

Policy Value

In the policy form the "policy value" is referred to as the "Accumulation Value;" the "fixed account value" is referred to as the "Fixed Accumulation Value;" and the "variable account value" is referred to as the "Variable Accumulation Value."

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:

- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the sub-accounts of the variable account; and
- Interest earned on amounts held in the loan account.

Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See The Investment Options - The Fixed Account.**

Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the sub-accounts of the variable account.

Determining Values in the Sub-Accounts. The value of the amounts invested in the sub-accounts are measured by accumulation units and accumulation unit values. The value of each sub-account is the accumulation unit value for that sub-account multiplied by the number of accumulation units you own in that sub-account. Each sub-account has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of its underlying fund. It reflects:

- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses; and
- Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time.

You purchase accumulation units when you allocate premium or make transfers to a sub-account, including transfers from the loan account.

We redeem accumulation units:
- When amounts are transferred from a sub-account (including transfers to the loan division);
- For the monthly deduction of the periodic fees and charges from your variable account value;
- For policy transaction fees;
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the sub-account calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your variable account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the sub-accounts goes up or down depending on investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the sub-accounts of the variable account.**

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each sub-account on each valuation date.

We generally set the accumulation unit value for a sub-account at $10 when the sub-account is first opened. After that, the accumulation unit value on any valuation date is:
- The accumulation unit value for the preceding valuation date; multiplied by
- The sub-account's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each sub-account every valuation date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

Loan Account Value

In the policy form the "loan account value" is referred to as the "Loan Amount."

When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account and we charge interest on amounts held in the loan account. Your loan account value is equal to the sum of all unpaid policy loans plus unpaid interest. **See *Special Features and Benefits - Loans***.

Special Features and Benefits

Loans

You may borrow money from us at any time after the first policy year, by using your policy as collateral for the loan. A new loan amount must be at least $500, and the amount you may borrow is limited to 100% of the surrender value of your policy.

When you take a loan, we transfer an amount equal to your loan to the loan account. The loan account is part of our general account specifically designed to hold collateral for policy loans and interest.

Your loan request must be directed to our customer service center. When you request a loan you may specify the investment options from which the loan will be taken. If you do not specify the investment options, the loan will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 4.00%. Interest we credit is allocated to the sub-accounts and fixed account in the same proportion as your current premium allocation unless you tell us otherwise.

We also charge interest on loans. The annual interest rate charged is currently 5.66%.

After the tenth policy year, the annual interest rate which we charge will be reduced to 3.85% for that portion of the loan amount that is not greater than:
• Your variable account value plus your fixed account value; minus
• The sum of all premiums paid minus all partial withdrawals.

Loans with this reduced interest rate are preferred loans.

Interest is payable in advance at the time you take any loan (for the rest of the policy year) and at the beginning of each policy year thereafter (for the entire policy year). If you do not pay the interest when it is due, we add it to your loan account balance.

We will refund to you any interest we have not earned if:
- Your policy lapses;
- You surrender your policy; or
- You repay your loan.

Loan Repayment. You may repay your loan at any time. However, unless you tell us otherwise we will treat amounts received as premium payments and not loan repayments. You must tell us if you want a premium payment to go towards repaying your loan.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the sub-accounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Policy Loan. Using your policy as collateral for a loan will effect your policy in various ways. You should carefully consider the following before taking a policy loan:
- If you do not make loan repayments your policy could lapse because your surrender value may not be enough to pay your fees and charges each month;
- A loan may cause the termination of the death benefit guarantee because we deduct your loan account value from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the death benefit guarantee in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the sub-accounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- If you do not repay your loan we will deduct any outstanding loan account value from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See TAX CONSIDERATIONS - *Distributions other than Death Benefits.***

Transfers

You currently may make an unlimited number of transfers of your variable account value between the sub-accounts and to the fixed account. Transfers are subject to any conditions that we or the funds whose shares are involved may impose, including:
- You may generally not make transfers until after the fifteenth day following your policy date (**see Premium Payments - Allocation of Net Premium**);
- We reserve the right to limit you to 12 transfers each policy year;
- Although we currently do not impose a charge for transfers, we reserve the right to charge up to $25 for each transfer in excess of 12 transfers in a policy year; and
- We may impose the transfer charge, limit the number of transfers each policy year, restrict or refuse transfers because of excessive trading, as described below.

Any conditions or limits we impose on transfers will generally apply equally to all policy owners. However, we may impose different conditions or limits on third-parties acting on behalf of policy owners, such as market timing services.

Transfers from the fixed account to the sub-accounts of the variable account are subject to the following additional restrictions:

- Only one transfer is permitted each policy year, and you may only make this transfer within 30 days of the anniversary of your policy date;
- You may only transfer up to 50% of your fixed account value unless the balance, after the transfer, would be less than $1,000 in which event you may transfer your full fixed account value; and
- Your transfer must be at least the lesser of $500 or your total fixed account value.

We process all transfers and determine all values in connection with transfers on the next valuation date after we receive your request, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime your policy value less the loan account value is at least $5,000, you may elect dollar cost averaging.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount from any of the sub-accounts to one or more of the other sub-accounts or to the fixed account. We do not permit transfers from the fixed account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis. You may discontinue this program at any time. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the sub-accounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate if:

- We receive a request to begin an automatic rebalancing program;
- The policy is in the grace period on any date when dollar cost averaging transfers are scheduled; or
- The specified transfer amount from any sub-account is more than the variable account value in that sub-account.

Automatic Rebalancing. Anytime your policy value less the loan account value is at least $10,000, you may elect automatic rebalancing.

Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if:
- We receive a request to transfer policy values among the investment options;
- We receive a request to begin a dollar cost averaging program;
- The policy is in the grace period on any date when automatic rebalancing transfers are scheduled; or
- The sum of your variable and fixed account values is less than $7,500 on any date when automatic rebalancing transfers are scheduled.

Conversion to a Guaranteed Policy. During the first two policy years and the first two years after an increase in the amount of your insurance coverage, you may permanently convert your policy or the requested increase in insurance coverage to a guaranteed policy. If you elect to make this change, we will permanently transfer the amounts you have invested in the sub-accounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the sub-accounts of the variable account. We do not charge for this change.

Excessive Trading. Excessive trading activity can disrupt fund management strategies and increase fund expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

In response to excessive trading, we may restrict or refuse transfers or restrict or refuse transfers made through a fax machine, the internet or over the telephone, including transfers made by third-parties acting on behalf of policy owners such as market timing services. We will take such actions when we determine, in our sole discretion, that transfers are harmful to the funds or to policy owners as a whole.

We will notify you in writing if we restrict or refuse any transfer because we have determined it to be harmful to the funds or policy owners as a whole.

Partial Withdrawals

Beginning in the second policy year you may withdraw part of your policy's surrender value. Only one partial withdrawal is currently allowed each policy year, and a partial withdrawal must be at least $500. In policy years two through 15, you may not withdraw more than 20% of your surrender value. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. **See Transaction Fees and Charges - Partial Withdrawal Fee.**

Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the sub-accounts of the variable account in the same proportion that your value in each has to your policy value on the monthly processing date. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. For purposes of determining these proportions, we will not include any outstanding loan account value.

Effects of a Partial Withdrawal. We will reduce the policy value by the amount of a partial withdrawal. We will also reduce the death benefit by an amount equal to the factor from the definition of life insurance factors described in Appendix A multiplied by the amount of the partial withdrawal. A partial withdrawal may also cause the termination of the death benefit guarantee because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the death benefit guarantee.

If death benefit Option 1 is in effect, we will decrease the amount of insurance coverage by the amount of a partial withdrawal. Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:
(1) From the most recent segment;
(2) From the next more recent segments successively; and
(3) From the initial segment.

Therefore, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the policy. **See Periodic Fees and Charges - Cost of Insurance.**

If death benefit Option 2 is in effect, a partial withdrawal will not affect the amount of insurance coverage.

We will not allow a partial withdrawal if the amount of insurance coverage after the withdrawal would be less than $250,000.

A partial withdrawal may have tax consequences depending on the circumstances of such withdrawal. **See TAX CONSIDERATIONS -** *Tax Status of the Policy.*

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its surrender value any time after the free look period while the surviving joint insured person is alive. You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request and policy (or lost policy form) at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy.

Surrender of your policy may have adverse tax consequences. **See TAX CONSIDERATIONS - *Distributions Other than Death Benefits.***

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
- The death benefit guarantee is in effect; or.
- Your surrender value is enough to pay the periodic fees and charges when due.

Grace Period. If on a monthly processing date you do not meet either of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period your policy and its riders will lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the surviving joint insured person dies during the grace period we do pay death benefit proceeds to your beneficiaries with reductions for your loan account value and periodic fees and charges owed.

In the policy form the "surrender value" is referred to as the "Cash Surrender Value."

During the early policy years your surrender value will generally not be enough to cover the periodic fees and charges each month, and you will generally need to pay at least the minimum premium amount (to maintain the death benefit guarantee) for the policy not to lapse.

If your policy lapses, any distribution of policy value may be subject to current taxation. See **TAX CONSIDERATIONS - *Distributions Other than Death Benefits.***

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

To reinstate the policy and any riders, you must submit evidence satisfactory to us that each joint insured person, or surviving joint insured person, is still insurable and pay a premium large enough to keep the policy and any rider benefits in force for at least two months. If you had a policy loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

You cannot reinstate a terminated death benefit guarantee.

A policy that is reinstated more than 90 days after lapsing will be classified as a modified endowment contract for tax purposes. See **TAX CONSIDERATIONS -- *Distributions Other than Death benefit* -- Modified Endowment Contracts.**

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed in income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of the guideline premuim test as specified in the Code. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

We will at all times strive to assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. **See Tax Treatment of Policy Death Benefits.**

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each sub-account's corresponding fund has represented that it will meet the diversification standards that apply to your policy.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over their assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction in benefits, could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy;

- Loan amounts taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and

- A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (1) made on or after the date on which the taxpayer attains age 59½; (b) which are attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a tax adviser to determine whether or not any reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of such a loan that is outstanding after policy year ten are uncertain and a tax adviser should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

In general, interest on a policy loan will not be deductible. Moreover, the tax consequences associated with a preferred loan available in the policy are uncertain. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy for another life insurance policy, an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your tax adviser.

Taxation of Policy Splits

The policy split option rider permits a policy to be split into two single life policies upon the occurrence of:
- A divorce of the joint insured persons;
- Certain changes in federal estate tax law; or
- Dissolution of business conducted or owned by the joint insured persons.

Using the policy split option rider could have adverse tax consequences. Before you exercise the policy split option, it is important that you consult with a tax advisor regarding the possible tax consequences.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Availability and Qualified Plans

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use our policies in various other arrangements, including:
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at each joint insured person's age (stated in your policy schedule) based on the age at the last birthday as of the policy date. On the policy date, both joint insured person's ages can generally be no more than age 85. Average age under the policy means he sum of each joint insured person's age divided by two and rounded to the higher age.

We often use age to calculate rates, charges and values. We determine the joint insured persons' ages at a given time by adding the number of completed policy years to the ages calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits before the death of the surviving joint insured. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the surviving joint insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there is no surviving primary beneficiaries. If more than one beneficiary survives the surviving joint insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the surviving joint insured person, we pay the death benefit proceeds to you or to your estate, as owner.

You may name new beneficiaries before the death of the surviving joint insured person. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See TAX CONSIDERATIONS -** *Other Tax Matters.*

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See TAX CONSIDERATIONS -** *Other Tax Matters.*

Incontestability

After your policy has been in force and both joint insured persons are alive for two years from your policy date and from the effective date of any new coverage segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if any joint insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the joint insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the surviving joint insured person's death, or as otherwise required by law.

Suicide

If any joint insured person commits suicide, within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
- The total premium we receive to the time of death; minus
- Outstanding loan account value; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage segment or other increase if any joint insured person commits suicide within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit. The limited payment is equal to the cost of insurance charges which were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA Patriot Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

We may also limit the types of premium payments (traveler's checks, for example) or the amount of certain types of premium payments (money orders totaling more than $5,000, for example) that we will accept.

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the sub-accounts or to determine the value of a sub-account's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the sub-accounts as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the date of the surviving joint insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the sub-accounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes or if you surrender it.

If the surviving joint insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the surviving joint insured person's death, we may require proof of the deceased surviving joint insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased surviving joint insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased surviving joint insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs;
- Request partial withdrawals; and
- Request a loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

Non-participation

Your policy does not participate in the surplus earnings of ReliaStar Life Insurance Company of New York.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the sub-accounts and funds. Past performance is not indicative of future performance of the sub-accounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain sub-accounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election before the death of the surviving joint insured. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the surviving joint insured person's death.

The investment performance of the sub-accounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $25 and the total proceeds must be at least $2,500.

The following settlement options are available:
- **Option 1 -** The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 2 -** The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid;
- **Option 3** - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 4 -** The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee;
- **Option 5** - The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life; and
- **Option 6 -** The proceeds are used to provide an annuity based on the rates in effect when the proceeds are applied. We will not apply this option if a similar option would be more favorable to the payee at that time.

Interest on Settlement Options. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors. The interest rate will never be less than an effective annual rate of 3.50%.

In determining amounts we pay under Options 3, 4 and 5, we assume interest at an effective annual rate of 3.50%. Also, for Option 3 and periods certain under Option 4, we credit any excess interest we may declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment. Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which can be accessed through the use of a checking account provided to the beneficiaries. Interest earned on this account may be less than interest paid on other settlement options.

Reports

Annual Statement. We will send you an annual statement once each year free of charge showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

Additional statements are available upon request. We may make a charge not to exceed $50 for each additional annual statement you request. **See Transaction Fees and Charges - Excess Annual Report Fee.**

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as partial withdrawals and loans.

Illustrations. To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of each of the joint insured persons and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. We may make a charge not to exceed $50 for each illustration you request after the first in a policy year. **See Transaction Fees and Charges - Excess Illustration Fee.**

We have filed an example of a personalized illustration as an exhibit to the registration statement for this prospectus. This form of illustration is available on request and is incorporated herein by reference. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average.

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the investment Funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our customer service center at 1-877-886-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Legal Proceedings [To be updated by amendment.]

The variable account is not a party to any pending legal proceedings. We are a defendant in various lawsuits and arbitration proceedings in connection with the normal conduct of our insurance operations. Some of the cases seek to be granted class action status and many of the cases seek both compensatory and punitive damages. In some matters, parties seek to avoid their contractual obligations to us. In the opinion of management, the ultimate resolution of such litigation/arbitration will not have a material adverse impact to our financial position. It should be noted, however, that a number of financial services companies have been subjected to significant awards in connection with punitive damages claims and we can make no assurances that we will not be subjected to such an award. The defense of pending litigation/arbitration may require the commitment of substantial internal resources and the retention of legal counsel and expert advisers.

Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

APPENDIX A
Definition of Life Insurance Factors

Guideline Premium Test Factors

Younger Joint Insured's Attained Age	Factor	Younger Joint Insured's Attained Age	Factor	Younger Joint Insured's Attained Age	Factor	Younger Joint Insured's Attained Age	Factor	Younger Joint Insured's Attained Age	Factor
0-40	2.50	49	1.91	58	1.38	67	1.18	91	1.04
41	2.43	50	1.85	59	1.34	68	1.17	92	1.03
42	2.36	51	1.78	60	1.30	69	1.16	93	1.02
43	2.29	52	1.71	61	1.28	70	1.15	94	1.01
44	2.22	53	1.64	62	1.26	71	1.13	95 +	1.00
45	2.15	54	1.57	63	1.24	72	1.11		
46	2.09	55	1.50	64	1.22	73	1.09		
47	2.03	56	1.46	65	1.20	74	1.07		
48	1.97	57	1.42	66	1.19	75 - 90	1.05		

APPENDIX B

Funds Available Through the Variable Account

[To be updated by amendment.]

Fund Name	Investment Adviser/ Subadviser	Investment Objective	Total Annual Fund Expenses
AIM Variable Insurance Funds - AIM V.I. Dent Demographic Trends Fund (Series I Shares)	Investment Adviser: AIM Advisors, Inc. Subadviser: H.S. Dent Advisors, Inc.	Seeks long-term growth of capital.	Gross: Net:
Alger American Funds - Alger American Growth Portfolio (Initial Class)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.	Gross: Net:
Alger American Funds - Alger American Leveraged AllCap Portfolio (Initial Class)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.	Gross: Net:
Alger American Funds - Alger American MidCap Growth Portfolio (Initial Class)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.	Gross: Net:
Alger American Funds - Alger American Small Capitalization Portfolio (Initial Class)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.	Gross: Net:
American Funds Insurance Series - Growth Fund (Class I)	Investment Adviser: [To be added by amendment.] Subadviser: [To be added by amendment.]	[To be added by amendment.]	Gross: Net:
American Funds Insurance Series - Growth - Income Fund (Class I)	Investment Adviser: [To be added by amendment.] Subadviser: [To be added by amendment.]	[To be added by amendment.]	Gross: Net:
American Funds Insurance Series - International Fund (Class I)	Investment Adviser: [To be added by amendment.] Subadviser: [To be added by amendment.]	[To be added by amendment.]	Gross: Net:

Fund Name	Investment Adviser/ Subadviser	Investment Objective	Total Annual Fund Expenses
Fidelity® Variable Insurance Products Fund - Fidelity® VIP *Contrafund®* Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation.	Gross: Net:
Fidelity® Variable Insurance Products Fund - Fidelity® VIP Equity- Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index.	Gross: Net:
Fidelity® Variable Insurance Products Fund - Fidelity® VIP Growth Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks to achieve capital appreciation.	Gross: Net:
Fidelity® Variable Insurance Products Fund - Fidelity® VIP High Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks a high level of current income while also considering growth of capital.	Gross: Net:
Fidelity® Variable Insurance Products Fund - Fidelity® VIP Index 500 Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: Deutsche Asset Management, Inc.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Index (S&P 500).	Gross: Net:
Fidelity® Variable Insurance Products Fund - Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with the preservation of capital.	Gross: Net:

Fund Name	Investment Adviser/ Subadviser	Investment Objective	Total Annual Fund Expenses
Fidelity® Variable Insurance Products Fund - Fidelity® VIP Money Market Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Gross: Net:
ING Income Shares - ING VP Bond Portfolio (Class R Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to maximize total return as is consistent with reasonable risk.	Gross: Net:
ING Investors Trust - ING Hard Assets Portfolio (Institutional Class)	Investment Adviser: ING Services, Inc. Subadviser: Baring International Investment Limited	Seeks long-term capital appreciation.	Gross: Net:
ING Investors Trust - ING Limited Maturity Bond Portfolio (Service Class)	Investment Adviser: ING Services, Inc. Subadviser: ING Investment Management LLC	Seeks highest current income consistent with low risk to principal and liquidity.	Gross: Net:
ING Investors Trust - ING MFS Mid-Cap Growth Portfolio *(formerly known as The GCG Trust Mid-Cap Growth Series)* (Service Class)	Investment Adviser: ING Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks long-term growth of capital.	Gross: Net:
ING Investors Trust - ING MFS Total Return Portfolio (Institutional Class)	Investment Adviser: ING Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital.	Gross: Net:
ING Investors Trust - ING Salomon Brothers Investors Portfolio (Institutional Class)	Investment Adviser: ING Services, Inc. Subadviser: [To be added by amendment.]	[To be added by amendment.]	Gross: Net:
ING Investors Trust - ING T. Rowe Price Capital Appreciation Portfolio *(formerly known as The GCG Trust Fully Managed Series)* (Institutional Class)*	Investment Adviser: ING Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.	Gross: Net:

Fund Name	Investment Adviser/ Subadviser	Investment Objective	Total Annual Fund Expenses
ING Investors Trust - ING Van Kampen Real Estate Portfolio (Institutional Class)	<u>Investment Adviser</u>: ING Services, Inc. <u>Subadviser</u>: [To be added by amendment.]	[To be added by amendment.]	Gross: Net:
ING Partners, Inc. - ING JPMorgan Fleming Mid-Cap Value Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Services, Inc. <u>Subadviser</u>: [To be added by amendment.]	[To be added by amendment.]	Gross: Net:
ING Partners, Inc. - ING UBS Tactical Asset Allocation Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Sub-Adviser</u>: UBS Global Asset Management (US) Inc.	Seeks total return, consisting of long-term capital appreciation and current income.	Gross: Net:
ING Partners, Inc. - ING Van Kampen Comstock Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Sub-Adviser</u>: Morgan Stanley Investment Management Inc. d/b/a Van Kampen	Seeks capital growth and income.	Gross: Net:
ING Variable Portfolios, Inc. -ING VP Index Plus LargeCap Portfolio (Class R Shares)	<u>Investment Adviser</u>: ING Investments, LLC <u>Sub-Adviser</u>: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.	Gross: Net:
ING Variable Portfolios, Inc. -ING VP Index Plus MidCap Portfolio (Class R Shares)	<u>Investment Adviser</u>: ING Investments, LLC <u>Sub-Adviser</u>: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400), while maintaining a market level of risk.	Gross: Net:
ING Variable Portfolios, Inc. - ING VP Index Plus SmallCap Portfolio (Class R Shares)	<u>Investment Adviser</u>: ING Investments, LLC <u>Sub-Adviser</u>: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600), while maintaining a market level of risk.	Gross: Net:
ING Variable Products Trust - ING VP Growth Opportunities Portfolio (Class R Shares)	<u>Investment Adviser</u>: ING Investments, LLC	Seeks long-term growth of capital.	Gross: Net:
ING Variable Products Trust - ING VP Growth + Value Portfolio (Class R Shares)	<u>Investment Adviser</u>: ING Investments, LLC	Seeks capital appreciation	Gross: Net:

Fund Name	Investment Adviser/ Subadviser	Investment Objective	Total Annual Fund Expenses
ING Variable Products Trust - ING VP High Yield Bond Portfolio (Class R Shares)	<u>Investment Adviser</u>: ING Investments, LLC	Seeks high income and capital appreciation.	Gross: Net:
ING Variable Products Trust - ING VP International Value Portfolio (Class R Shares)	<u>Investment Adviser</u>: ING Investments, LLC <u>Sub-Adviser</u>: Brandes Investment Partners, LLC	Seeks long terms capital appreciation.	Gross: Net:
ING Variable Products Trust - ING VP MagnaCap Portfolio (Class R Shares)	<u>Investment Adviser</u>: ING Investments, LLC	Seeks growth of capital, with dividend income as a secondary consideration.	Gross: Net:
ING Variable Products Trust - ING VP MidCap Opportunities Portfolio (Class R Shares)	<u>Investment Adviser</u>: ING Investments, LLC	Seeks long-term capital appreciation.	Gross: Net:
ING Variable Products Trust - ING VP Research Enhanced Index Portfolio (Class R Shares)	<u>Investment Adviser</u>: ING Investments, LLC <u>Sub-Adviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.	Gross: Net:
ING Variable Products Trust - ING VP SmallCap Opportunities Portfolio (Class R Shares)	<u>Investment Adviser</u>: ING Investments, LLC	Seeks long-term capital appreciation.	Gross: Net:
Janus Aspen Series - Janus Aspen Growth Portfolio (Institutional Shares)	<u>Investment Adviser</u>: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital.	Gross: Net:
Janus Aspen Series - Janus Aspen International Growth Portfolio (Institutional Shares)	<u>Investment Adviser</u>: Janus Capital	Seeks long-term growth of capital.	Gross: Net:
Janus Aspen Series - Janus Aspen Mid Cap Growth Portfolio *(formerly known as Janus Aspen Aggressive Growth Portfolio)* (Institutional Shares)	<u>Investment Adviser</u>: Janus Capital	A nondiversified Portfolio that seeks long-term growth of capital.	Gross: Net:
Janus Aspen Series - Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	<u>Investment Adviser</u>: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital.	Gross: Net:

Fund Name	Investment Adviser/ Subadviser	Investment Objective	Total Annual Fund Expenses
Neuberger Berman Advisers Management Trust - Neuberger Berman AMT Limited Maturity Bond Portfolio	<u>Investment Adviser</u>: Neuberger Berman Management Inc. <u>Sub-Adviser</u>: Neuberger Berman, LLC	Seeks the highest available current income consistent with low risk to principal and liquidity and secondarily total return.	Gross: Net:
Neuberger Berman Advisers Management Trust - Neuberger Berman AMT Partners Portfolio	<u>Investment Adviser</u>: Neuberger Berman Management Inc. <u>Sub-Adviser</u>: Neuberger Berman, LLC	Seeks capital growth.	Gross: Net:
Neuberger Berman Advisers Management Trust - Neuberger Berman AMT Socially Responsive Portfolio	<u>Investment Adviser</u>: Neuberger Berman Management Inc. <u>Sub-Adviser</u>: Neuberger Berman, LLC	Seeks long term capital growth.	Gross: Net:
OCC Accumulation Trust - OCC Equity Portfolio	<u>Investment Adviser</u>: OpCap Advisors	Seeks long term capital appreciation.	Gross: Net:
OCC Accumulation Trust - OCC Global Equity Portfolio	<u>Investment Adviser</u>: OpCap Advisors	Seeks long term capital appreciation.	Gross: Net:
OCC Accumulation Trust - OCC Managed Portfolio	<u>Investment Adviser</u>: OpCap Advisors	Seeks growth of capital over time.	Gross: Net:
OCC Accumulation Trust - OCC Small Cap Portfolio	<u>Investment Adviser</u>: OpCap Advisors	Seeks capital appreciation.	Gross: Net:
Pioneer Variable Contracts Trust -Pioneer Mid Cap Value VCT Portfolio (Class I Shares)	<u>Investment Adviser</u>: Pioneer Investment Management, Inc.	Seeks capital appreciation.	Gross: Net:
Pioneer Variable Contracts Trust -Pioneer Small Cap Value VCT Portfolio (Class I Shares)	<u>Investment Adviser</u>: Pioneer Investment Management, Inc.	Seeks capital growth.	Gross: Net:
Putnam Variable Trust - Putnam VT Growth and Income Fund (Class IA Shares)	<u>Investment Adviser</u>: Putnam Investment Management, LLC	Seeks capital growth and current income.	Gross: Net:
Putnam Variable Trust - Putnam VT New Opportunities Fund (Class IA Shares)	<u>Investment Adviser</u>: Putnam Investment Management, LLC	Seeks long-term capital appreciation.	Gross: Net:
Putnam Variable Trust - Putnam VT Small Cap Value Fund Class IA Shares	<u>Investment Adviser</u>: Putnam Investment Management, LLC	Seeks capital appreciation.	Gross: Net:

Fund Name	Investment Adviser/ Subadviser	Investment Objective	Total Annual Fund Expenses
Putnam Variable Trust - Putnam VT Voyager Fund (Class IA Shares)	Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation.	Gross: Net:

* Prior to May 1, 2003 the Service Class of shares of this fund were available through the policy. Effective May 1, 2003 the Institutional Class of fund shares replaced the Service Class of fund shares. Institutional Class shares have 0.25% lower total fund expenses than the Service Class shares, and the effect of this transaction is to give policy owners an investment in the same fund managed by the same investment adviser at a lower cost.

[Footnotes to be added by amendment.]

APPENDIX C
Example Personalized Illustration
[To be added by amendment.]

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** - The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** - A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $50 for each personalized illustration you request after the first each policy year. **See Transaction Fees and Charges - Excess Illustration Fee.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

Customer Service Center
P.O. Box 5033
2000 21st Avenue, N.W.
Minot, North Dakota 58703
1-877-886-5050
www.servicecenter@reliastar.com

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) or at the SEC's Public Reference Room in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549-0102. More information about operation of the SEC's Public Reference Room can be obtained by calling 202-942-8090.

1940 Act File No. 811-03427
1933 Act file No. 333-47527

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION


VARIABLE LIFE SEPARATE ACCOUNT I
OF
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK


Statement of Additional Information dated May 1, 2003

VARIABLE ESTATE DESIGN[SM]
Survivorship Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING Variable Estate Design[SM] prospectus dated May 1, 2003. The policy offered in connection with the prospectus is a flexible premium variable survivorship universal life insurance policy funded through the ReliaStar Life Insurance Company of New York Variable Life Separate Account I.

A free prospectus is available upon request by contacting the ReliaStar Life Insurance Company of New York's Customer Service Center at P.O. Box 5033, 2000 21st Avenue, NW, Minot, North Dakota 58703, by calling 1-877-886-5050 or by accessing the SEC's web site at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ReliaStar Life Insurance Company of New York (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company incorporated in 1917 under the laws of the State of New York and an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our Home Office is located at 1000 Woodbury Road, Suite 102, P.O. Box 9004, Woodbury, New York 11797.

We established the ReliaStar Life Insurance Company of New York Variable Life Separate Account I (the "variable account") on March 23, 1982, under the laws of the State of New York for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available sub-accounts of the variable account. Each sub-account invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. See "Fees and Charges" in the prospectus.

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the sub-accounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

DISTRIBUTION OF THE POLICIES

The company's affiliate, ING America Equities, Inc., serves as the principal underwriter (distributor) for the policies. ING America Equities, Inc. was organized under the laws of the State of Colorado on September 27, 1993 and is registered as a broker/dealer with the SEC and the National Association of Securities Dealers, Inc. We pay ING America Equities, Inc. under a distribution agreement dated May 1, 2002. ING America Equities, Inc.'s principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the year ended December 31, 2002, the aggregate amount paid to ING America Equities under our distribution agreement was $XX,XXX,XXX.

Prior to May 1, 2002, Washington Square Securities, Inc. ("WSSI"), a Minnesota corporation and an affiliate of ours, was the principal underwriter (distributor) for the policies. We paid WSSI under a distribution agreement. For the years ended December 31, 2001 and 2000, the aggregate amount paid to WSSI under our distribution agreement was $XX,XXX,XXX and $XX,XXX,XXX, respectively.

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. A description of the manner in which the policies are purchased may be found in the prospectus under the section entitled "Purchasing a Policy."

All broker/dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker/dealers, who in turn pay commissions to their agents/registered representatives who sell this policy. We may make loans to agents/registered representatives, or advance commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms, such as interest rate reduction and/or principal forgiveness, that may be conditioned on insurance sales.

During the first policy year commissions generally will be no more than 55% of the premiums paid up to the annualized minimum monthly premium, plus 8% of additional premiums. In any subsequent policy years two through ten, commissions generally will be no more than 8% of premiums paid in that year. We will pay corresponding commissions upon a requested increase in insurance coverage. In addition, we may pay a commission of 0.10% of the average monthly policy value during each policy year. Further, agents/registered representatives may be eligible to receive certain overrides and other benefits based on the amount of earned commissions.

We pay wholesaler fees and marketing and training allowances. We may provide repayments or make sponsor payments for broker/dealers to use in sales contests for their registered representatives. We do not hold contests directly based on sales of this product. We do hold training programs from time to time at our own expense. We pay dealer concessions, wholesaling fees, other allowances and the costs of all other incentives or training programs from our resources which include sales charges.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the sub-accounts of the variable account and the funds available for investment through the sub-accounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. Such performance information for the sub-accounts will reflect deductions of fund expenses but will not reflect deductions for the fees and charges of the policy or any charges for optional insurance benefits. If the deduction of the policy fees and charges were reflected in the calculations, they would significantly decrease the level of performance shown. We may accompany quotations of performance information for the sub-accounts with performance information for the corresponding funds. Performance information for the funds will take into account all fees and charges applicable at the underlying fund level, but will not reflect any deductions from the corresponding sub-account of the variable account of any policy fees and charges or any charges for optional insurance benefits. Performance information reflects only the performance of a hypothetical investment during a particular time period in which the calculations are based. We may provide performance information showing total returns and average annual total returns for periods prior to the date a sub-account commenced operation. We will calculate such performance information based on the assumption that the sub-accounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the sub-accounts.

Investment results of the funds will fluctuate over time and any presentation of past performance should not be considered as a representation of what may be achieved in the future.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of each of the joint insured persons and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0% and other percentages not to exceed 12% or on the actual historical experience of the funds as if the sub-accounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our Customer Service Center at P.O. Box 5033, 2000 21st Avenue, NW, Minot, North Dakota 58703 or by calling 1-877-886-5050.

We may compare performance of the sub-accounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the sub-accounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's and Fortune*. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each sub-account in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each sub-account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

EXPERTS
[To be updated by amendment.]

The statements of assets and liabilities of the ReliaStar Life Insurance Company of New York Variable Life Separate Account I as of December 31, 2002, and the related statements of operations and changes in net assets for each of the three years in the period then ended and the financial statements of ReliaStar Life Insurance Company of New York at December 31, 2002 and 2001, and for each of the two years in the period then ended, appearing in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS
[To be updated by amendment.]

The financial statements of the variable account reflect the operations of the variable account as of December 31, 2002 and for each of the three years in the period then ended and are audited. The periods covered are not necessarily indicative of the longer term performance of the assets held in the variable account.

The financial statements of the company as of December 31, 2002 and 2001 and for the years then ended are audited. The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The periods covered are not necessarily indicative of the longer term performance of the company.

The financial statements of the company as of December 31, 2002 and 2001 and for the years then ended have been prepared on the basis of generally accepted accounting principals.

[FINANCIAL STATEMENTS TO BE ADDED BY AMENDMENT.]

FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2001 and 2000

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
VARIABLE LIFE SEPARATE ACCOUNT I
[To be updated by amendment.]

INDEX

FINANCIAL STATEMENTS
For the Years Ended December 31, 2002 and 2001

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
[To be updated by amendment.]

INDEX

PART C
OTHER INFORMATION

Item 27   Exhibits

(a)   (1)   Resolution of Board of Directors of ReliaStar Life Insurance Company of New York ("RLICNY") establishing the RLICNY Variable Life Separate Account I. (Incorporated by reference to Registration Statement on Form S-6, File No. 333-19123, as filed on December 31, 1996.)

    (2)   Resolution of Board of Directors of RLICNY changing the name of RLICNY Separate Account I. (Incorporated by reference to Registration Statement on Form S-6, File No. 333-47257, as filed on March 6, 1998.)

(b)   Not Applicable.

(c)   (1)   Form of ReliaStar Life Insurance Company of New York Distribution Agreement between ReliaStar Life Insurance Company of New York and ING America Equities, Inc.

    (2)   Specimens of WSSI Selling Agreements. (Incorporated by reference to Post Effective Amendment No. 2 on Form S-6, File No. 333-19123, as filed on August 4, 1997.)

    (3)   Form of Assignment of Broker/Dealer Agency Selling Agreement.

    (4)   Specimen of ING America Equities, Inc. Selling Agreement. (Incorporated by reference to Post Effective Amendment No. 1 on Form S-6, File No. 333-52358, as filed on April 18. 2002.)

(d)   (1)   Form of Policy Available (together with available Policy riders). (Incorporated by reference to Post Effective Amendment No. 1 on Form S-6, File No. 333-47527, as filed on April 16, 1999.)

    (2)   Policy Illustration. (Incorporated by reference to Post-Effective Amendment No. 4 on Form S-6, File No. 333-47527, as filed on April 19, 2002.)

(e)   (1)   Policy Application Form. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47527, as filed on March 6, 1998.)

    (2)   Supplement to Policy Application Form. (Incorporated by reference to Post-Effective Amendment No. 5 on Form S-6, File No. 333-19123, as filed on April 7, 2000.)

(f)   (1)   Amended Charter of RLICNY. (Incorporated by reference to Initial Registration Statement on Form S-6, File No. 333-47527, as filed on March 6, 1998.)

    (2)   Amended By-Laws of RLICNY. (Incorporated by reference to Initial Registration Statement on Form S-6, File No. 333-47527, as filed on March 6, 1998.)

(g)   Not Applicable.

(h)   (1)   Form of Participation Agreement by and between A I M Variable Insurance Funds, Inc., A I M Distributors, Inc. and ReliaStar Life Insurance Company of New York ("RLICNY"). (Incorporated by reference to Post-Effective Amendment No. 5 on Form S-6, File No. 333-19123, as filed on April 7, 2000.)

    (2)   Form of Administrative Services Agreement by and between ReliaStar Life Insurance Company, Northern Life Insurance Company, RLICNY and A I M Advisors, Inc. (Incorporated by reference to Post-Effective Amendment No. 5 on Form S-6, File No. 333-19123, as filed on April 7, 2000.)

    (3)   Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation and Form of Amendment No. 1. (Incorporated by reference to Initial Registration Statement on Form S-6, File No. 333-19123, as filed on December 31, 1996.)

    (4)   Form of Amendment Nos. 2 and 3 to Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47527, as filed on March 6, 1998.)

    (5)   Form of Amendment No. 4 to Participation Agreement among RLICNY and Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post Effective Amendment No. 4 on Form S-6, File Number 333-19123, as filed on April 9, 1999.)

    (6)   Amendment dated April 5, 2002 to the Participation Agreement dated March 9, 1995 among RLICNY Variable Insurance Product Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post Effective Amendment No. 1 on Form S-6, File No. 333-52358, as filed on April 18, 2002.)

    (7)   Form of Service Contract with Fidelity Distributors Corporation. (Incorporated by reference to Post Effective Amendment No. 1 on Form S-6EL24/A, as filed on May 9, 1997.)

(8)   Form of Service Agreement with Fidelity Investments Institutional Operations Company, Inc. (Incorporated by reference to Post Effective Amendment No. 4 on Form S-6, File Number 333-19123, as filed on April 9, 1999.)

(9)   Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation and Form of Amendments No. 1. (Incorporated by reference to Registration Statement on Form S-6, File No. 333-19123, as filed on December 31, 1996.)

(10)   Form of Amendment Nos. 2 and 3 to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-19123, as filed on March 6, 1998.)

(11)   Form of Amendment No. 4 to Participation Agreement among RLICNY and Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post Effective Amendment No. 4 on Form S-6, File No. 333-19123, as filed on April 9, 1999.)

(12)   Amendment No. 5 to Participation Agreement among RLICNY and Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post Effective Amendment No. 6 on Form S-6, File No. 333-19123, as filed on April 20, 2001.)

(13)   Amendment dated April 5, 2002 to the Participation Agreement dated March 9, 1995 among RLICNY, Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post Effective Amendment No. 1 on Form S-6, File No. 33-52358, as filed on April 18, 2002.)

(14)   Form of Participation Agreement by and between RLICNY and Fred Alger Management, Inc. (Incorporated by reference to Post Effective Amendment No. 2 on Form S-6, File No. 333-19123, as filed on August 4, 1997.)

(15)   Form of Amendment No. 1 to Participation Agreement by and between RLICNY and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 on Form S-6, File No. 333-19123, as filed on April 9, 1999.)

(16)   Amendment to Participation Agreement by and between RLICNY and Fred Alger Management, Inc. (Incorporated by reference to Post Effective Amendment No. 5 on Form S-6, File No. 333-18123, as filed on April 7, 2000.)

(17)   Form of Service Agreement by and between RLICNY and Fred Alger Management, Inc. (Incorporated by reference to Post Effective Amendment No. 2, File No. 333-19123, as filed on August 4, 1997.)

(18)   Form of Participation Agreement by and between GCG Trust and RLICNY. (Incorporated by reference to Post-Effective Amendment No. 6 on Form S-6, File No. 333-19123, as filed on April 20, 2001.)

(19)   Participation Agreement by and among ING VP Bond Portfolio and RLICNY and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6, File No. 333-52358, as filed on February ____, 2003.)

(20)   Participation Agreement by and among ING Variable Portfolios, Inc., RLICNY and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6, File No. 333-52358, as filed on February ____, 2003.)

(21)   Amendment to Administrative and Shareholder Services Agreement between RLICNY and ING Funds Services, LLC. (Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6, File No. 333-52358, as filed on February ____, 2003.)

(22)   Participation Agreement by and among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment Services, LLC and RLICNY. (Incorporated by reference to Post Effective Amendment No. 1 on Form S-6, File No. 333-52358, as filed on April 18, 2002.)

(23)   Amendment to Participation Agreement by and among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment Services, LLC and RLICNY. (Incorporated by reference to Post Effective Amendment No. 1 on Form S-6, File No. 333-52358, as filed on April 18, 2002.)

(24)   Service Agreement between ING Life Insurance and Annuity Company and RLICNY on behalf of ING Partners, Inc. (Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6, File No. 333-52358, as filed on February ____, 2003.)

(25)   Form of Participation Agreement by and among RLICNY, Aetna Income Shares (to be renamed ING Income Shares) and Aetna Variable Portfolios, Inc. (to be renamed ING Variable Portfolios, Inc.) and Aeltus Investment Management, Inc.

(26) Form of Participation Agreement by and between RLICNY, Pilgrim Variable Products Trust and Pilgrim Investment, Inc. (Incorporated by reference to Post Effective Amendment No. 6 on Form S-6, File No. 333-19123, as filed on April 20, 2001.)

(27) Amendment to Participation Agreement by and among RLICNY, ING Variable Products Trust and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6, File No. 333-52358, as filed on February ____, 2003.)

(28) Administrative and Shareholder Services Agreement dated as of May 1, 2001 by and between ING Pilgrim Group, LLC and RLICNY. (Incorporated by reference to Post Effective Amendment No. 1 on Form S-6, File No. 333-52358, as filed on April 18, 2002.)

(29) Form of Administrative and Shareholder Service Agreement between RLICNY and ING Pilgrim Investments, LLC.

(30) Form of Participation Agreement by and between RLICNY and Janus Aspen Series. (Incorporated by reference to Post Effective Amendment No. 2, File No. 333-19123, as filed on August 4, 1997.)

(31) Form of Amendment No. 1 to Participation Agreement by and between RLICNY and Janus Aspen Series. (Incorporated by reference to Post Effective Amendment No. 4, File No. 333-19123, as filed on April 9, 1999.)

(32) Form of Service Agreement by and between RLICNY and Janus Capital Corporation. (Incorporated by reference to Post Effective Amendment No. 2 on Form S-6, as filed on August 4, 1997.)

(33) Amendment, effective July 1, 2002, to Letter Agreement dated August 8, 1997 between Janus Capital Corporation (the "Adviser") and RLICNY. (Incorporated by reference to Post Effective Amendment No. 1 on Form S-6, as filed on April 18, 2002.)

(34) Form of Participation Agreement by and between RLICNY, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post Effective Amendment No. 2 on Form S-6, File No. 333-19123, as filed on August 4, 1997.

(35) Amendment No. 1 to Participation Agreement by and among RLICNY, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post Effective Amendment No. 4 on Form S-6, File No. 333-19123, as filed on April 9, 1999.)

(36) Form of Service Agreement by and between RLICNY and Neuberger Berman Management Inc. (Incorporated by reference to Post Effective Amendment No. 2 on Form S-6, File No. 333-19123, as filed on August 4, 1997.)

(37) Form of Participation Agreement by and between RLICNY and OpCap Advisors. (Incorporated by reference to Post Effective Amendment No. 2 on Form S-6, File No. 333-19123, as filed on August 4, 1997.)

(38) Amendment No. 1 to Participation Agreement by and between RLICNY and OpCap Advisors. (Incorporated by reference to Post Effective Amendment No. 4 on Form S-6, File No. 333-19123, as filed on April l9, 1999.)

(39) Form of Service Agreement by and between RLICNY and OpCap Advisers. (Incorporated by reference to Post Effective Amendment No. 2 on Form S-6, File No. 333-19123, as filed on August 4, 1997.)

(40) Participation Agreement by and among Pioneer Variable Contracts Trust, RLICNY, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6, File No. 333-52358, as filed on February ____, 2003.)

(41) Form of Participation Agreement with Putnam Variable Trust (formerly known as Putnam Capital Manager Trust) and Putnam Mutual Funds Corp. (Incorporated by reference to Post Effective Amendment No. 1 on Form S-6EL24/A, as filed on May 9, 1997.)

(42) Form of Amendment No. 1 to Participation Agreement with Putnam Variable Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47527, as filed on March 6, 1998.)

(43) Form of Amendment No. 2 to Participation Agreement among RLICNY and Putnam Variable Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Post Effective Amendment No. 4, File Number 333-19123, as filed on April 9, 1999.)

(44) Form of Amendment No. 3 to Participation Agreement among RLICNY and Putnam Variable Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Post Effective Amendment No. 6, File Number 333-19123, as filed on April 20, 2001.)

(i) Management Services Agreement by and between ReliaStar Life Insurance Company (formerly known as Northwestern National Life Insurance Company) and Bankers Security Life Insurance Company. (Incorporated by reference to Registration Statement on Form S-6, File No. 333-19123, as filed on December 31, 1996.)

(j) Not Applicable

(k) Opinion and Consent of Counsel. (To be filed by amendment.)

(l) Actuarial Opinion and Consent. (To be filed by amendment.)

(m) Not Applicable.

(n) Consent of Independent Auditors. (To be filed by amendment.)

(o) All financial statements are included in the Statement of Additional Information, as indicated therein.

(p) Document setting forth administrative procedures to be followed by RLICNY for Purchase, Redemption, Transfer, and Conversion - re Policy Form 85-438. (Incorporated by reference to Pre-Effective Amendment No. 4 on Form S-6, File No. 333-47527, as filed on April 19, 2002.)

(q) Not Applicable.

(r) Powers of Attorney. (Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6, File No. 333-52358, as filed on February ____, 2003.)

Item 28   Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
James R. Gelder, 20 Washington Avenue S, Minneapolis, MN 55401	Director, President and Chief Financial Officer
Allan Baker, 151 Farmington Avenue, Hartford, CT 06156	Director and Senior Vice President
Richard Michael Conley*	Director
Robert W. Crispin, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Keith Gubbay, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Ulric St. Clair Haynes, Jr.*	Director
P. Randall Lowery, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Fioravante Gerald Perrotta,*	Director
Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380	Director and Senior Vice President
Chris D. Schreier, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Senior Vice President and Chief Financial Officer
Mark A. Tullis, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Charles Bruce Updike*	Director
Ross Mathieson Weale*	Director
William David Bonneville, 1000 Woodbury Road, Woodbury, NY 11797	Executive Vice President, Appointed Actuary and Chief Administrative Officer
Roger David Roenfeldt, 1000 Woodbury Road, Woodbury, NY 11797	Executive Vice President and Chief Marketing Officer
Robert Francis, 6140 Stonehedge Mall Road, Suite. 375, Pleasanton, CA 94588	Senior Vice President
James Roy McInnis, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Cheryl L. Price, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Chief Accounting Officer

Carol S. Stern, 4601 Fairfax Drive, Arlington, VA 22203.	Vice President, Chief Compliance Officer and Assistant Secretary
John F. Todd, 151 Farmington Avenue, Hartford, CT 06156	Vice President and General Counsel
Michael Harris, 1475 Dunwoody Drive, West Chester, PA 19380	Vice President and Illustration Actuary
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer
Craig Krogstad, 111 Washington Avenue S, Minneapolis, MN 55401	Vice President and Actuary
Pamela S. Anson, 2001 21st Avenue, N.W. Minot, ND 58703	Vice President
Linda Beblo, 1475 Dunwoody Drive, West Chester, PA 19380	Vice President
Deborah Hancock, 1290 Broadway, Denver, CO 80203	Vice President
Laurie M. Tillinghast, 151 Farmington Avenue, Hartford, CT 06156	Vice President
David Paul Wilkin, 20 Washington Ave S - 6th Floor, Minneapolis, MN 55401	Vice President
Paula Cludreay-Engelke, 20 Washington Avenue S, Minneapolis, MN 55401	Secretary

* These Directors and Officers do not have a business address.

Item 29   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Exhibit 99-B.16 to Registration Statement on Form N-4 (File No. 333-85326), as filed on April 1, 2002 for ReliaStar Life Insurance Company of New York.

Item 30   Indemnification

ReliaStar Life Insurance Company of New York ("RLICNY") indemnifies, to the full extent permitted by the laws of the State of New York, each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer or employee of ReliaStar Life of NY, or is or was serving at the request of RLICNY as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. RLICNY may also, to the extent permitted by law, indemnify any other person who is or was serving RLICNY in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified and to what extent any such person may be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of RLICNY, pursuant to such provisions of the bylaws or statutes or otherwise, RLICNY has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by RLICNY of expenses incurred or paid by a director or officer or controlling person of RLICNY in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of RLICNY in connection with the securities being registered, RLICNY will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

RLICNY may procure indemnification insurance on behalf of an individual who was a director of the corporation. Consistent with the laws of the State of New York, ING Groep N.V. has procured insurance from Lloyd's of London and several major United States and international excess insurers for its director and officers and the directors and officers of its subsidiaries, including the Depositor.

Section XIII of the ING America Equities, Inc. Distribution Agreement provides that ING America Equities, Inc. will indemnify and hold harmless certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was an officer, director or employee of ING America Equities, Inc., as long as he acted in good faith on behalf of ING America Equities and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct.

Item 31   Principal Underwriters

(a)   *Other Activity*. ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company, Security Life of Denver Insurance Company, Southland Life Insurance Company.

(b)   *Management of ING America Equities, Inc.*

Name and Principal Business Address	Positions and Offices with Underwriter
Daniel P. Mulheran, 20 Washington Avenue S, Minneapolis, MN 55401	Director, President and Chief Executive Officer
Mark A. Smith, 1290 Broadway, Denver, CO 80203	Director, Vice President
Pamela S. Anson, 1290 Broadway, Denver, CO 80203	Vice President
Anita F. Woods, 5780 Powers Ferry Road, Atlanta, GA 80203	Financial Operations Officer and Chief Financial Officer
Relda A. Fleshman, 1290 Broadway, Denver, CO 80203	Chief Legal Officer
Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Chief Compliance Officer
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Eric G. Banta, 1290 Broadway, Denver, CO 80203	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1)	(2)	(3)	(4)	(5)
	2002 Net Underwriting Discounts and Commissions	Compensation on Events Occasioning the Deduction of a Deferred Sales Load	Brokerage Commissions	Other Compensation*
Name of Principal Underwriter				
ING America Equities, Inc.	$**	$ 0	$ 0	$ 0

*   Compensation shown in column 5 includes: [To be added by amendment.]
**   [To be added by amendment.]

Item 32   Location of Accounts and Records

Accounts and records are maintained by ReliaStar Life Insurance Company of New York at 1000 Woodbury Road, Woodbury, NY 11797 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

Item 33   Management Services

None.

Item 34   Fee Representations

ReliaStar Life Insurance Company of New York represents that the fees and charges deducted under the variable life insurance policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company of New York.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act, the Registrant, Variable Life Separate Account I, has duly caused this Post-Effective Amendment No. 5 to this Registration Statement on Form N-6 (File No. 333-47527) to be signed on its behalf by the undersigned, duly authorized, in the City of Hartford, and State of Connecticut on the 21st day of February, 2003.

VARIABLE LIFE SEPARATE ACCOUNT I
(Registrant)

By: RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
(Depositor)

By: <u>James R. Gelder*</u>
        President
        (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	**Title**	**Date**
<u>James R. Gelder*</u> James R. Gelder	Director and President (principal executive officer)	
<u>Allan Baker*</u> Allan Baker	Director	
<u>Richard M. Conley*</u> Richard M. Conley	Director	
<u>Robert William Crispin*</u> Robert William Crispin	Director	
<u>Keith Gubbay*</u> Keith Gubbay	Director	
<u>Ulric Haynes, Jr.*</u> Ulric Haynes, Jr.	Director	February 21, 2003
<u>Randy Lowery*</u> P. Randall Lowery	Director	
<u>Fioravante G. Perrotta*</u> Fioravante G. Perrotta	Director	
<u>Stephen Preston*</u> Stephen J. Preston	Director	

Chris D. Schreier*	Director and Senior Vice President
Chris D. Schreier	(principal financial officer)
Mark A. Tullis*	Director
Mark A. Tullis	
Charles B. Updike*	Director
Charles B. Updike	
Ross M. Weale*	Director
Ross M. Weale	
Cheryl L. Price*	Vice President and Chief Accounting Officer
Cheryl L. Price	(principal accounting officer)

By: /s/ J. Neil McMurdie
     J. Neil McMurdie
     *Attorney-in-Fact

VARIABLE LIFE SEPARATE ACCOUNT I
EXHIBIT INDEX

Exhibit No.	Exhibit	
27-(c)(1)	Form of ReliaStar Life Insurance Company of New York Distribution Agreement between ReliaStar Life Insurance Company of New York and ING America Equities, Inc.	
27-(c)(3)	Form of Assignment of Broker/Dealer Agency Selling Agreement	
27-(h)(25)	Form of Fund Participation Agreement by and among RLICNY, Aetna Income Shares (to be renamed ING Income Shares) and Aetna Variable Portfolios, Inc. (to be renamed ING Variable Portfolios, Inc.) and Aeltus Investment Management, Inc.	
27-(h)(29)	Form of Administrative and Shareholder Service Agreement between RLICNY and ING Pilgrim Investments, LLC.	
27-(k)	Opinion and Consent of Counsel	*
27-(l)	Actuarial Opinion and Consent	*
27-(n)	Consent of Independent Auditors -- Ernst & Young LLP	*

*To be filed by amendment.